SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th floor 22210-030 Rio de Janeiro - RJ Phone: 55(21) 2514-6101 Fax: 55(21) 2514-5949

MINUTES OF THE SIX HUNDRETH NINETIETH FOURTH BOARD

OF DIRECTORS MEETING OF

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, that the Board of Directors of Centrais Eletricas Brasileiras S.A. -  Eletrobras, met at Eletrobras central office at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, through a conference call with the Ministério de Minas e Energia and a conference call with São Paulo, on the seventh of August of the year two thousand fourteen, at 14:00 o’clock. The Chairman of the board, MARCIO PEREIRA ZIMMERMANN, chaired the meeting with the following Council members: JOSÉ DA COSTA CARVALHO NETO, JOSE ANTONIO CORREA COIMBRA, LINDEMBERG DE LIMA BEZERRA and JOAO ANTONIO LIAN. Absent for justifiable reasons, the Board members MAURICIO MUNIZ BARRETTO DE CARVALHO and WAGNER BITTENCOURT DE OLIVEIRA. Decision: Elect unanimously, Mr. ALEXANDRE DE VAGHI ANIZ Arruda, Brazilian, married, lawyer, resident and domiciled in Al. Tietê, 89 - Apt 41, Cerqueira César, São Paulo - SP, bearer of Identity Card No. 19,824.038-7, issued by SSP/SP, enrolled with the CPF under No. 253.377.108-26 for the position of Director of Administration, to fulfill the mandate of this date and ending at the Annual General Meeting to be held in April 2015. There being no further matters, the Board Chairman closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Interim Board. The other rulings discussed in this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty of confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question.

Brasília, August 7th, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.